Filed by Auxilium Pharmaceuticals, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

Commission File No.: 000-50855

Date: October 9, 2014

Endo and Auxilium: October 9, 2014 A Compelling Business Combination

ADDITIONAL INFORMATION This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc ("Endo") and Auxilium Pharmaceuticals, Inc. ("Auxilium"). In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov. CERTAIN INFORMATION REGARDING PARTICIPANTS Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo's directors and executive officers in Endo Health Solutions Inc.'s ("EHSI") Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo's proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium's directors and executive officers in Auxilium's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium's proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available. All trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of their respective owners. XIAFLEX®, Testim®, TESTOPEL®, STENDRA®, edex®, Osbon® ErecAid®, STRIANT®, Theo24®, Semprex®-D, dilatrate®-SR and robaxin® and the related logos are the property of Auxilium. All other trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of Endo 2 Additional Information

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the financing of the proposed transaction, Endo's and Auxilium's expected future performance (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans. Statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may," "look forward," "intend," "guidance," "future" or similar expressions are forward-looking statements. Because these statements reflect Endo's and Auxilium's current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR"), and by Auxilium with the SEC, including under the caption "Risk Factors" in EHSI's Form 10-K and Endo's Form 10-Q and Form 8-K filings, and in Auxilium's 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to: the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals) the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived; the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo's operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies; the effects of the business combination of Endo and Auxilium, including the combined company's future financial condition, operating results, strategy and plans; Endo's ability to achieve significant upside potential for shareholders by accelerating the growth of XIAFLEX® and other products of the resultant combined company; Endo's ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the effects of governmental regulation on our business or potential business combination transaction; the availability and access, in general, of funds to meet Endo's debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and Endo's ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions. All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement. These forward-looking statements speak only as of the date hereof. Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law. 3 Forward-Looking Statements

4 Transaction Summary Endo to acquire Auxilium Pharmaceuticals for $33.25 per share in cash and stock Represents a 55% premium to Auxilium’s closing price on September 16, 2014 Implies transaction value of approximately $2.6 billion, including the assumption of debt Unanimously approved by both companies’ Boards of Directors Creates leading specialty healthcare company with expanded platform for future growth Significant opportunity for value creation Expected to be immediately accretive post close Provides expected annual run rate synergies up to $175 million by the first year after closing versus Auxilium’s trailing 12-month actuals as of June 30, 2014 Synergies include Auxilium’s $75 million reduction in annual operating expenses previously announced Expected closing in the first half of 2015, subject to regulatory approval and other customary closing conditions

Expected to significantly enhances Endo's branded pharmaceutical business with the addition of Auxilium's leading men's health products and development portfolio Designed to accelerates growth and maximizes value of Auxilium’s products by leveraging strengths of combined company Enhance the long-term organic growth for combined branded pharmaceutical business Expand R&D capabilities and development programs Generates significant synergy opportunities in addition to Auxilium’s announced restructuring Creates company with enhanced financial flexibility, proven M&A platform and established corporate structure Aligned with Endo’s strategy of pursuing accretive, value creating growth opportunities 5 Compelling Strategic and Financial Rationale Creating benefits for both Endo and Auxilium shareholders, as well as for patients, customers and employees

6 Transaction At a Glance Purchase Price: Premium: Synergies: Financing: $33.25 per share $2.6 billion total consideration, including the assumption of debt 55% to Auxilium’s closing stock price on September 16, 2014, the day Endo made public its proposal for Auxilium ~$175 million of identified annual cost synergies, including Auxilium’s previously announced cost restructuring Full run-rate achieved within first year after closing Combination of existing cash on hand and committed debt financing to fund the cash portion of the transaction Accretion: Immediately accretive post close and meaningfully accretive each year thereafter Consideration: Option to elect 100% equity, 100% cash or a standard election of $16.625 cash plus 0.244 shares of Endo International plc for each Auxilium share owned at closing Total cash will not exceed 50% of total equity value and equity consideration will not exceed 75%

7 Auxilium Snapshot Specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences Leader in men’s healthcare and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas Broad range of first- and second-line products across multiple indications with strong R&D capabilities and pipeline Portfolio of FDA-approved products in the urology, orthopedics and other areas in the U.S., and in select international markets Ticker: NASDAQ: AUXL Headquarters: Chesterbrook, Pennsylvania Founded: 1999 Headcount: 639 employees as of 12/31/13* (1) – Reported Total Net Revenues for the 12-month period ended June 30, 2014 * Auxilium announced an approximately 30% reduction in headcount in September 2014

8 Endo executing strategic plan to enhance shareholder value Meeting or exceeding financial targets Maximizing the growth potential of core businesses Continued investment in de-risked R&D Lean and efficient operating model Pursuing accretive value creating M&A that delivers compelling financial returns and future organic growth options Value creating combination Addition of Auxilium’s XIAFLEX®, STENDRA® and other products complement Endo’s branded pharmaceuticals portfolio Opportunity for XIAFLEX in potential new indications supports long-term organic growth Combined company will have broad range of therapeutic options in men’s health Enhanced operating efficiencies Combination designed to enhance value for both Auxilium and Endo shareholders Combination Aligns with Endo’s Strategic Direction

9 Paladin Labs for cash and stock in November 2013 Expanded global footprint into Canada and emerging markets Established Irish domicile for advantaged corporate platform Boca Pharmacal in August 2013 and DAVA Pharmaceuticals in June 2014 Added significant near-term EBITDA and cash flow from operations to support future M&A Expanded generics R&D platform supporting long-term organic growth Grupo Farmaceutico Somar in April 2014 Added platform for organic growth in emerging markets with established commercial footprint, manufacturing capabilities and pipeline of products Sumavel® DosePro® in April 2014 Enabled Endo to leverage commercial capabilities and Ireland-based platform Demonstrated Record of Value Enhancing Transactions

Auxilium’s FDA-approved products in urology, orthopedics, and other areas are natural complements to men’s health and pain products in Endo’s branded pharmaceuticals portfolio Endo expects to optimize Auxilium’s portfolio of products by leveraging scale, competencies and resources Drive increased adoption and continued strong performance for Auxilium’s XIAFLEX® and STENDRA® Support development of XIAFLEX for potential new indications Optimize Auxilium’s broader portfolio Combined company will be well positioned to drive organic growth for branded pharmaceuticals business 10 Highly complementary portfolio expected to maximize the value of Auxilium’s commercial products Accelerating Organic Growth

Select Highlights of Complementary Product Portfolio Men’s Health / Urology Orthopedics / Pain Other Specialty 11 Testosterone Gel 1% Authorized Generic

12 Enhanced near- and long-term revenue growth profile Strong margin profile Immediate and meaningful long-term accretion Robust financial returns that are well in excess of combined cost of capital Enhanced cash flows provide balance sheet flexibility and rapid de-levering Deal structure enables continued execution of Endo’s strategy Enhanced Pro Forma Financial Profile

13 Annual run-rate operating cost synergy estimated to reach approximately $175 million within the first 12 months after closing Leverage platform for more efficient operations, including cost savings in: Sales and Marketing R&D G&A Driven by complementary nature of companies’ product portfolios Synergies include Auxilium’s reduction in annual operating expenses previously announced on September 9, 2014 Attractive cost synergies contribute to expected strong value creation potential and leads to improved operating margins Significant and Achievable Synergy Opportunities

Combination of existing cash on hand and committed debt financing from Citi to fund the cash portion of the transaction Transaction is subject to: Regulatory approval in the U.S. and certain other jurisdictions Other customary closing conditions Expected to close in the first half of 2015 14 Roadmap to Completion

Expected to significantly enhances Endo's branded pharmaceutical business with the addition of Auxilium's leading men's health products and development portfolio Designed to accelerate growth and maximizes value of Auxilium’s products by leveraging strengths of combined company Enhance the long term organic growth for combined branded pharmaceutical business Expand R&D capabilities and development programs Generates significant synergy opportunities in addition to Auxilium’s announced restructuring Creates company with enhanced financial flexibility, proven M&A platform and established corporate structure Aligned with Endo’s strategy of pursuing accretive, value creating growth opportunities 15 Compelling Strategic and Financial Rationale Creating benefits for both Endo and Auxilium shareholders, as well as for patients, customers and employees

Endo and Auxilium: October 9, 2014 A Compelling Business Combination